LATHAM&WATKINS

04030419

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

FIRM / AFFILIATE OFFICES
Boston
Brussels
Chicago
Frankfurt
Hamburg
Hong Kong
London
Los Angeles
Milan
Moscow
New Jersey
New York
Northern Virginia
Orange County
Paris
San Diego
San Francisco
Silicon Valley
Singapore
Tokyo
Washington, D.C.

21 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA



SUPPL

File No. 82-4511

Ladies and Gentlemen,

**Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511**

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Press Release: results for the first quarter of 2004.
- Interpump Press Release: shareholders' meeting.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.



Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

dw
5/27

**PRESS RELEASE**

# Interpump Group: results for the first quarter of 2004

## INTERPUMP GROUP: STRONG GROWTH OF RESULTS
## NET INCOME: UP 77.5% AT 8.5 MILLION EURO

**NET REVENUES: UP 10.8% AT 156.2 MILLION EURO**
**EBITDA: UP 19.4% AT 26.4 MILLION EURO**
**CASH FLOW FROM OPERATIONS: UP 29.6% AT 16.5 MILLION EURO**
**ADJUSTED NET EARNINGS PER SHARE: UP 53.8% AT 0.143 EURO**

**Vice chairman and chief executive of Interpump Group, Giovanni Cavallini** stated: "*First quarter 2004 results show a strengthening of the positive signals emerged during the second half of 2003 in the Hydraulic Sector in North America and a trend reversal in the high-pressure pump sector. The strong growth of the turnover, together with the cost reduction policy begun already last year, led to an improvement of all the Group's economic and financial indicators and to the strengthening of Interpump leadership positions in all its operating sectors. The results for the first quarter of 2004, after a decline in 2003, are higher also against the first quarter of 2002: income before taxes up 13.6% and net income up 42.1%.*".

*Milan, 10 May 2004* - The Interpump Group Board of Directors met today to approve the Quarterly Report as at 31 March 2004.

In the first quarter of 2004 **net revenues increased by 10.8% to 156.2 million euro, against 141.0 million euro** in the first quarter of 2003. Sales in North America reported a growth of 30.7% to 73.0 million euro, led by the strong recovery of the American economy despite the dollar depreciation (down 16.5% against the first quarter of 2003), thanks to the **strong growth of the Hydraulic Sector (up 32.5% in terms of dollars), high-pressure pumps (up 20% in local currency) and the consumer segment of the Cleaning Sector (up 44.8% in euro).**

**EBITDA reached 26.4 million euro (up 19.4%** against 22.1 million euro in the first quarter of 2003). The EBITDA/turnover ratio was **16.9%** (15.7% in the first quarter of 2003).

**Consolidated operating profit (EBIT) reached 22.4 million euro (up 23.1%** from 18.2 million euro in the first quarter of 2003), equal to **14.4% of net revenues** (12.9% in the first quarter of 2003).

**Consolidated net earnings reported a strong increase as well: up 77.5% to 8.5 million euro** (against 4.8 million euro in the first quarter of 2003).

Net earnings per share **(EPS),** adjusted for the amortization of goodwill and calculated on the number of outstanding shares net of treasury stock, **was equal to 0.143 euro, up 53.8**% against 0.093 euro in the first quarter of 2003.

**Cash flow from operations** increased by 29.6% to **16.6 million euro** against 12.8 million euro in the first quarter of 2003.

**The net financial position** shows 197.5 million euro in debt, **down 8.1 million euro** against 205.6 million euro as at 31 December 2003.

**Consolidated net equity** increased from 173.8 million euro as at 31 December 2003 to **184.3 million euro**.

**The Cleaning Sector reported a growth of 13.4% to 108.5 million euro,** led above all by the increase in sales of the consumer segment (up 31.5%), despite the dollar weakness which was however contained through a careful hedge policy. The professional Cleaning Sector recorded a growth of 1.3%. On the other hand, electrical motor sales, which were reclassified in this sector due to the corporate rationalization process completed on 22 April, declined by 14.4%.

The **Hydraulic Sector grew by 7.6% to 32.2 million euro.** Sales on the US market continued the growth begun in the second half of 2003 (up 32.5% in dollars and 13.8% after the translation into euro), while sales in the other markets reported an increase of 3.7%, showing a trend reversal as compared to last year.

The **Industrial Sector**, which after the corporate rationalization process includes just high-pressure pumps and very-high-pressure pumps, reported sales mostly in line with the first quarter of 2003, equal to **14.8 million euro.** This result was due once again to the dollar depreciation which sharply reduced the strong growth in North America, the main outlet market of these products.

**At constant exchange rates** as compared to the first quarter of 2003, turnover would have reported a growth of 15.2% to 162.5 million euro, EBITDA would have increased by 36.7% to 30.2 million euro, the operating result would have increased by 43.7% to 26.2 million euro and net earnings would have grown by more than 100% to 10.8 million euro.

Commenting on the results for the first quarter of 2004, Vice chairman and chief executive of Interpump Group, **Giovanni Cavallini** stated: *"First quarter 2004 results show a strengthening of the positive signals emerged during the second half of 2003 in the Hydraulic Sector in North America and a trend reversal in the high-pressure pump sector. The strong growth of the turnover, together with the cost reduction policy begun already last year, led to an improvement of all the Group's economic and financial indicators and to the strengthening of Interpump leadership positions in all its operating sectors. The results for the first quarter of 2004, after a decline in 2003, are higher also against the first quarter of 2002: income before taxes up 13.6% and net income up 42.1%."*.

*For further information please contact:*
*Moccagatta Associati*
Tel. 02/86451695 Fax 02/86452082 segreteria@moccagatta.it

## Financial statements

### RECLASSIFIED CONSOLIDATED QUARTERLY INCOME STATEMENTS

| | *1st quarter 2004 €/000* | *%* | *1st quarter 2003 €/000* | *%* |
|---|---|---|---|---|
| **Net revenues** | **156,192** | **100.0** | **141,023** | **100.0** |
| Purchases, net of changes in inventories | (72,806) | | (65,984) | |
| **Gross industrial margin** | **83,386** | **53.4** | **75,039** | **53.2** |
| Personnel expenses | (22,154) | | (22,438) | |
| Other operating costs | (34,869) | | (30,522) | |
| **Gross operating profit (EBITDA)** | **26,363** | **16.9** | **22,079** | **15.7** |
| Operating depreciation and amortization | (3,927) | | (3,860) | |
| **Operating profit (EBIT)** | **22,436** | **14.4** | **18,219** | **12.9** |
| Amortization of goodwill | (2,512) | | (2,355) | |
| Amortization of the consolidation difference allocated to buildings | (52) | | (52) | |
| Financial income (charges), net | (1,764) | | (2,054) | |
| Exchange-rate differences | 162 | | (897) | |
| Financial discounts granted to customers | (763) | | (432) | |
| Adjustment of value of investments according to the equity method | 136 | | 146 | |
| Extraordinary income (charges), net | (29) | | 253 | |
| **Profit for the period before taxes and minority interests** | **17,614** | **11.3** | **12,828** | **9.1** |
| Income taxes | (8,277) | | (6,740) | |
| **Net profit before minority interests** | **9,337** | **6.0** | **6,088** | **4.3** |
| Minority interests | (856) | | (1,311) | |
| **Net consolidated profit for the period** | **8,481** | **5.4** | **4,777** | **3.4** |

## RECLASSIFIED CONSOLIDATED BALANCE SHEETS

| | 31/03/2004 €/000 | % | 31/03/2003 €/000 | % | 31/12/2003 €/000 | % |
|---|---|---|---|---|---|---|
| Trade receivables | 112,768 | | 110,432 | | 83,906 | |
| Inventories | 104,146 | | 105,557 | | 100,546 | |
| Prepayments and accrued income within one year | 3,266 | | 3,255 | | 2,478 | |
| Other receivables, net of deferred tax assets | 14,522 | | 14,291 | | 14,347 | |
| Trade payables | (107,633) | | (102,786) | | (85,685) | |
| Tax payables due within one year | (13,318) | | (12,771) | | (6,082) | |
| Other current liabilities, net of payables for the acquisition of investments | (13,621) | | (14,348) | | (13,049) | |
| Accrued expenses, net of interest charges | (658) | | (488) | | (759) | |
| **Operating working capital** | **99,472** | **26.1** | **103,142** | **27.5** | **95,702** | **25.2** |
| Tangible fixed assets | 106,883 | | 105,189 | | 105,495 | |
| Goodwill | 134,417 | | 131,824 | | 136,930 | |
| Treasury stock | 33,253 | | 31,687 | | 33,253 | |
| Other financial fixed assets | 10,602 | | 10,343 | | 11,092 | |
| Other non-current assets | 21,952 | | 20,180 | | 23,063 | |
| Provisions for risks and charges net of the provision for deferred taxes on dividends yet to be paid | (7,930) | | (8,908) | | (9,057) | |
| Staff severance indemnities | (16,041) | | (15,120) | | (15,739) | |
| Payables for the acquisition of investments | (258) | | (258) | | (258) | |
| Other non-current liabilities | (549) | | (3,097) | | (1,068) | |
| **Total net fixed assets** | **282,329** | **73.9** | **271,840** | **72.5** | **283,711** | **74.8** |
| **Total capital employed** | **381,801** | **100.0** | **374,982** | **100.0** | **379,413** | **100.0** |
| **Financed by:** | | | | | | |
| Share capital | 43,694 | | 43,200 | | 43,447 | |
| Retained earnings | 115,067 | | 126,928 | | 99,863 | |
| Profit for the period | 8,481 | | 4,777 | | 14,253 | |
| Total shareholders' equity for the Group | 167,242 | | 174,905 | | 157,563 | |
| Minority interests | 17,079 | | 23,704 | | 16,234 | |
| **Total consolidated shareholders' equity** | **184,321** | **48.3** | **198,609** | **53.0** | **173,797** | **45.8** |
| Cash on hand | (53,376) | | (47,887) | | (42,634) | |
| Payables to banks within one year | 36,977 | | 32,580 | | 33,415 | |
| Current portion of medium/long-term financing | 53,933 | | 75,259 | | 54,924 | |
| Accrued interests | 851 | | 1,314 | | 1,424 | |
| Total financial debt (cash) within one year | 38,385 | | 61,266 | | 47,129 | |
| Medium/long-term financing | 159,095 | | 115,107 | | 158,487 | |
| **Total net financial debt** | **197,480** | **51.7** | **176,373** | **47.0** | **205,616** | **54.2** |
| **Total financial sources** | **381,801** | **100.0** | **374,982** | **100.0** | **379,413** | **100.0** |

**PRESS RELEASE**

**Interpump Group Shareholders' Meeting**

# 2003 FINANCIAL STATEMENTS APPROVED
# NET REVENUES 2003: € 501.7 MILLION (UP 1.8%)
# EBITDA AT 15% DESPITE THE DOLLAR WEAKNESS AND THE MARKET STAGNATION

## GROWTH IN NORTH AMERICA (UP 17.8%) AND THE CLEANING SECTOR (UP 12.1%)

## DIVIDEND OF € 0.12 (UP 9%)

**THE REORGANIZATION PROCESS OF THE CLEANING SECTOR ANNOUNCED, LAST JANUARY 22, HAS BEEN ACCOMPLISHED**

PRELIMINARY TURNOVER DATA
FOR THE FIRST QUARTER OF 2004: UP 10% TO € 155 MILLION

Giovanni Cavallini, Deputy Chairman and CEO of Interpump Group:
*"A difficult economic environment and conflicting signals characterized a year which Interpump Group was able to overcome whilst maintaining its leadership position and even strengthening in some sectors. The preliminary turnover data for the first quarter 2004 (up 10%) allow forecasting a better 2004 in terms of turnover and results".*

*Sant'Ilario d'Enza (RE), 22 April 2004* – The Interpump Group Shareholders' Meeting convened today in Sant'Ilario d'Enza (province of Reggio Emilia) to approve the Company's financial statements for the year-ending 31 December 2003. Based on the results achieved, the Shareholders' Meeting deliberated a **dividend pay-out of 0.12 euro per share** (up 9% as compared to the 2003 dividend pay-out) with ex-dividend date 13 May 2004 and settlement date 10 May.

Vice Chairman and CEO Giovanni Cavallini illustrated the 2003 results that confirmed the leadership position of Interpump Group, with **consolidated net revenues increasing by 1.8% to 501.7 million euro**, against 492.9 million euro in 2002. At constant dollars, turnover would have increased by 5.8%.

**The increase in turnover in 2003** was mainly due to the **Cleaning Sector**, expanding 12.1% (up 11% on a like-for-like basis), led also by the increase in sales of the consumer segment (up 32.1%). The professional Cleaning Sector recorded a stable turnover. On the other hand, the **Hydraulic Sector** reported a decrease in turnover of 8.8%, mainly due to the dollar depreciation. Sales on the US market

increased by 1.7% on an annual basis in terms of local currency but decreased by 15% after the translation into euro. However, in the second half of the year the US figure relating to the Hydraulic Sector reported a strong recovery (up 10% in local currency) and – together with the increase in high-pressure pump sales in the fourth quarter (up 1.7%) - shows a clear trend reversal. In the other markets turnover decreased by 4.1%. The **Industrial Sector** contracted 10.8%.
With regard to the turnover breakdown by geographic area, **North America reported a growth of 17.8%,** while Europe (including Italy) contracted 9.4%.

In 2003 also revenues were heavily influenced by the negative performance of the US dollar, the mix shift and the decrease in volumes in some sectors of the Group.

**Consolidated** EBITDA reached **75.3 million euro** (down 11% from 84.5 million euro in the previous year), **equal to 15% of turnover**.

**Consolidated operating income (EBIT)** decreased by 4.5% to **59.2 million euro** (against 69.2 million in 2002).

**Consolidated net earnings** in 2003 decreased to **14.3 million euro** (against 21.1 million euro in 2002).

If the same exchange rates of 2002 were to be used, the decrease in EBITDA would have been equal just to 2.1% against the 11% fall actually reported at current exchange rates; the decrease in operating income would have been limited to 4.2% against the 14.5% reported at current exchange rates.

**Consolidated net equity** decreased from 193.4 million euro as at 31 December 2002 to **173.8 million euro**.

**Net financial indebtedness** increased from 175.4 million euro in 2002 to 205.6 million euro. This was mainly attributable to the purchase of minority stakes in subsidiary companies (20.6 million euro), the special dividend payment (15.1 million euro) and the purchase of own shares (3.3 million euro).

**Cash flow from operations** as at 31 December 2003 was equal to 42.6 million euro (against 55.9 million euro in 2002).

**Net earnings per share** (EPS), adjusted for the amortization of goodwill and calculated on the weighted average of outstanding shares, was equal to **0.315 euro** (against 0.398 euro as at 31 December 2002).

The Interpump Group Shareholders' Meeting also appointed three new Directors: Giancarlo De Martis, Giuseppe Ferrero and Roberto Tunioli - already co-opted in the Interpump Group S.p.A. Board of Directors on 16 September 2003 - who substitute the Directors: Francesco Loredan, Paolo Pomé and Pierleone Ottolenghi.

In addition, the reorganization plan of the Cleaning sector, resolved last January 22, has been accomplished. The parent company transferred the investments in Euromop S.p.A., Pulex S.r.l., Unielectric S.p.A. and SIT S.p.A. to Interpump Cleaning S.p.A., its subsidiary, in exchange for shares; the value of the transaction was equal to 37,5 million euro.

In the afternoon, the investment in Soteco S.p.A. will be sold for an amount of 51 million euro, also on the base of an independent appraisal, to Interpump Cleaning S.p.A..

Giovanni Cavallini, CEO of Interpump Group: *"A difficult economic environment and conflicting signals characterized a year which Interpump Group was able to overcome whilst maintaining its leadership position and even strengthening in some sectors. The positive signals which emerged during the second half of the year, thanks to the strong growth in the US Hydraulic Sector and in high-pressure pumps, are continuing in the current year, opening the way to an upward trend, despite the constant dollar weakness and the uncertain overall economic situation. The preliminary turnover data for the first quarter 2004 (up 10%) allow forecasting a better 2004 in terms of turnover and results."*

*For further information please contact:*
*Moccagatta Associati*
Tel. 02/86451695 Fax 02/86452082 segreteria@moccagatta.it